UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bionomics Limited

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

09063M106**

(CUSIP Number)

Julien Höfer

Apeiron Investment Group Ltd.

Beatrice, at 66 & 67 Amery Street,

SLM1707, Sliema, Malta

+356 9960 9158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

This CUSIP number has been assigned to the American depositary shares (“ADSs”) of the Issuer. Each ADS represents 180 Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 09063M106	13D	Page 1 of 11 pages

1	Names of Reporting Persons Apeiron Investment Group Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 402,550,387*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 402,550,387*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 402,550,387*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.7%**
14	Type of Reporting Person CO

*	Includes 142,000,000 Ordinary Shares subject to currently exercisable warrants.
**	Calculated in accordance with Rule 13d-3 and assumes the exercise of the warrants held by Apeiron Investment Group, Ltd.

CUSIP No. 09063M106	13D	Page 2 of 11 pages

1	Names of Reporting Persons Apeiron Presight Capital Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,311,660
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,311,660

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,311,660
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person PN

CUSIP No. 09063M106	13D	Page 3 of 11 pages

1	Names of Reporting Persons Presight Capital Management I, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,311,660
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,311,660

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,311,660
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person OO

CUSIP No. 09063M106	13D	Page 4 of 11 pages

1	Names of Reporting Persons Fabian Hansen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 109,311,660
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 109,311,660

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,311,660
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person IN

CUSIP No. 09063M106	13D	Page 5 of 11 pages

1	Names of Reporting Persons Christian Angermayer
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 402,550,387*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 402,550,387*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 402,550,387*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.7%**
14	Type of Reporting Person IN

*	Includes 142,000,000 Ordinary Shares subject to currently exercisable warrants.
**	Calculated in accordance with Rule 13d-3 and assumes the exercise of the warrants held by Apeiron Investment Group, Ltd.

CUSIP No. 09063M106	13D	Page 6 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Bionomics Limited, an Australian public company limited by shares (the “Issuer”) whose principal executive offices are located at 200 Greenhill Road, Eastwood SA, 5063, Australia.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Apeiron Investment Group Ltd. (“Apeiron”);

Apeiron Presight Capital Fund II, L.P. (“Presight II”);

Presight Capital Management I, L.L.C. (“Presight Management”);

Fabian Hansen; and

Christian Angermayer.

Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen.

Information with respect to the directors and officers of Apeiron (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), Apeiron acquired 135,833,000 ordinary shares at an issue price of A$0.04 per ordinary share and was issued 150,000,000 warrants to subscribe for Ordinary Shares at A$0.06 per share as consideration of underwriting a share issue by the Issuer. In addition, during the first nine months of 2021, Apeiron acquired 19,781,386 Ordinary Shares in a series of open market transactions on the Australian Stock Exchange.

On December 20, 2021, in connection with the closing of the IPO, Apeiron purchased 40,486 American Depositary Shares (“ADSs”), each representing 180 Ordinary Shares, and Presight II purchased 607,287 ADSs, in each case at the initial public offering price of $12.35 per ADS. Following the IPO and prior to the date hereof, Apeiron purchased an additional 33,253 ADSs in a series of open market transactions.

CUSIP No. 09063M106	13D	Page 7 of 11 pages

Each of Apeiron and Presight obtained the funds to purchase the Ordinary Shares and ADSs through capital contributions from their shareholders and partners, as applicable.

Item 4.	Purpose of Transaction.

Subscription Agreement

Prior to the IPO, the Issuer and Apeiron entered into a subscription agreement in connection with the purchase of the Ordinary Shares owned by Apeiron. Pursuant to the terms of the subscription agreement, Apeiron has the right to nominate two members to serve on the Issuer’s board of directors. The current Apeiron directors nominees are Aaron Weaver and Miles Davies.

Lock-Up Agreement

In connection with the IPO, Apeiron entered into a letter agreement (the “Lock-Up Agreement”), with the several underwriters for the IPO (the “Underwriters”). Pursuant to the Lock-Up Agreement, Apeiron agreed not to, without the prior written consent of the Underwriters and subject to limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or such other securities for a period of 180 days after the date of the final prospectus used in the IPO (the “Lock-Up Period”).

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the American Depositary Shares representing Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of

CUSIP No. 09063M106	13D	Page 8 of 11 pages

the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Reporting Persons will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 1,309,556,744 Ordinary Shares outstanding as of December 22, 2021 as reported by the Issuer in the prospectus filed in connection with the IPO.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Apeiron Investment Group, Ltd.	402,550,387	27.7%	0	402,550,387	0	402,550,387
Apeiron Presight Capital Fund II, L.P.	109,311,660	8.4%	0	109,311,660	0	109,311,660
Presight Capital Management I, L.L.C.	109,311,660	8.4%	0	109,311,660	0	109,311,660
Fabian Hansen	109,311,660	8.4%	0	109,311,660	0	109,311,660
Christian Angermayer	402,550,387	27.7%	0	402,550,387	0	402,550,387

Presight II is the record holder of 607,287 ADSs representing 109,311,660 Ordinary Shares. Apeiron and Fabian Hansen are the managing members of Presight Management, which is the general partner of Presight II. As a result, each of Apeiron, Mr. Hansen and Presight Management may be deemed to share beneficial ownership of the securities held by Presight II.

In addition, Apeiron is the record holder of 108,552 ADSs (representing 19,539,360 Ordinary Shares), 131,699,367 Ordinary Shares and currently exercisable warrants to purchase 142,000,000 Ordinary Shares. Christian Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron.

CUSIP No. 09063M106	13D	Page 9 of 11 pages

(c)	Except as described in Items 3 and 4, during the past 60 days neither the Reporting Persons nor any Related Person has effected any transactions in the Ordinary Shares.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, neither the Reporting Persons nor any Related Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 09063M106	13D	Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2021

Apeiron Investment Group, Ltd.

By:	/s/ Julien Höfer
Name:	Julien Höfer
Title:	Director

Apeiron Presight Capital Fund II, L.P.
By: Presight Capital Management I, L.L.C., its general partner

By:	/s/ Fabian Hansen
Name:	Fabian Hansen
Title:	Managing Member

Presight Capital Management I, L.L.C.

By:	/s/ Fabian Hansen
Name:	Fabian Hansen
Title:	Managing Member

Fabian Hansen

/s/ Fabian Hansen

Christian Angermayer

/s/ Christian Angermayer

CUSIP No. 09063M106	13D	Page 11 of 11 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Apeiron Investment Group, Ltd. are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Julien Höfer	Director of Apeiron Investment Group Limited	Beatrice, at 66 & 67 Amery Street, SLM1707, Sliema, Malta	Germany
Jefim Gewiet	Director of Apeiron Investment Group Limited	Beatrice, at 66 & 67 Amery Street, SLM1707, Sliema, Malta	Germany